Exhibit 99.2

 Company Introduction  April 2021

 Forward-Looking Statements  This presentation contains "forward-looking statements" relating to future events, and AgPlenus (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”. Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

 Agenda  Company introductionBusiness modelProduct pipelineTechnologyMilestone roadmap  3

 We design next-generation, effective, sustainable and safer crop protection products by leveraging predictive biology & chemistry  OURVISION  4

 Growing market for Crop Protection products with need for innovation  5  Growing market   Product introductions lag  Source: Facts & Factors  No new Mode-of-Action (MoAs) for 3 decadesMajor Ag companies have failed to meet the demand for innovation  Number of new active ingredients introduced (decade)

Glyphosate-resistant
Palmer Amaranth

Herbicide resistant weeds have flourished

- Overuse of existing Modes of Actions (MoAs) has generated selection pressure
  - 263 herbicide-resistant weed species have evolved*
- Substantial economic cost to farmers
  - Increase costs and reduce yields
  - United States:
    - Soybeans: $35/acre additional costs**
    - $2 billion / year increased costs and lost yields***

Sources * Intl. Herbicide Resistant Weed Database
** AgriBusiness Global, Farm Progress
*** Michigan Farm News

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             Discovery Computational selection of the most promising candidates to initiate the product development process  Hit Discovery   Hit to Lead  Lead Optimization  AgPlenus’ target-based technology addresses the challenges  OptimizationComputationally driven solution addressing optimization development challenges for the selected candidates, supporting the way to successful commercialization.  7    Target Identification     Powered by:  AgPlenus’ Technology

Experienced board of directors



Ofer Haviv
Chairman of the board

- Evogene, President & CEO



Robert A. Woods

- Marrone Bio Innovations, Inc., Chairman
- Bioenterprise capital private equity
- Previously, Syngenta, President USA



Eli Assraf

- Galam Ltd., Director
- Previously, Makhteshim Agan (Adama), CFO & COO
- Strauss Group, CFO



Eran Kosover

- Previously AgPlenus Ltd., CEO
- Evogene EVP & GM Crop Protection, Evogene VP of collaborations,
- Atera Networks

Innovative & experienced management team



Douglas A. Eisner
CEO

Previous positions:

- AgroSpheres, Inc., CEO
- GrassRoots Biotechnology, Inc., Co-founder and COO



Boaz Inbal
VP R&D

Previous positions:

- Epix pharmaceuticals, Director
- Insilicore, CEO
- Promining therapeutics, CTO



Mirit Ram
Director of Project Management

Previous positions:

- Evogene, PM
- FMC, PM
- HP

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 Agenda  Company introductionBusiness modelProduct pipelineTechnologyMilestone roadmap  9

Product development stages

agPlenus → Partners & Licensees

Discovery → Lead Optimization → Continued Dev. & Registration

Target

- Essentiality in target pests
- Amenable to functional modification by a chemical compound
- Novelty

Hit

- Greenhouse evidence for efficacy
- Binding pose to target understood
- Initial business case

Lead

- Commercial-level efficacy (field tests)
- Weed spectrum
- Resistance-breaking
- Target validated
- IP filed
- Strong business case

Optimized Lead

- Commercial-level efficacy (multiple field trials)
- Formulation fixed
- Initial safety studies
- COGS (process chemistry)
- IP prosecution

Commercial product

- Registration (dossier)
- Manufacturing scale-up
- Marketing launch

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   Business model – value creation through product development process  11  As candidates move further through our pipeline, we expect to receive higher fees from collaborators and licensees.  Value  Stage  Candidate  Target  Hit  Lead  Optimized Lead  Commercial product

 Crop protection industry  12  Dominated by four Major ag-chemical companies70%* of ag-chemical crop protection marketPace of innovation and new product introductions have slowedLooking to smaller, ag-tech companies to develop new small-molecule candidatesAgPlenus is leading the integration of computational technology to discover small moleculesFocusing on developing products with new MoAs    * Canadian Council on Food Safety and Health

 Business model & potential revenue stream  Discovery  Lead Optimization  Dev. & Registration  Partners & Licensees  Sales  We typically provide our collaborators exclusive licenses with respect to a specified discovery, product type or market areaResearch & development fees typically cover the costs we incur during the discovery and optimization activity  When our product candidates reach significant development milestones in the product development pipelines of our collaborators  Royalty payments from sales of commercial products developed under the collaboration  License fees & R&D fees  Milestone payments  Royalties

Corteva collaboration

- Develop new MoA herbicides to target resistant weeds
  - Entered March 2020
  - AgPlenus will discover and optimize herbicide candidates
  - Corteva will conduct testing and product development

- License to Corteva
  - Corteva has exclusive license to products of collaboration
  - AgPlenus receives research fees, milestones and royalties upon commercialization

- Goal for 2021
  - Advance development of collaboration compounds

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 Agenda  Company introductionBusiness modelProduct pipelineTechnologyMilestone roadmap  15

 Products under development   16  Herbicides:Novel MoA (Mode-of-Action) herbicidesOptimize existing herbicides to overcome resistanceHigh value crops – Corn, Soybean, Cereals, Rice, Cotton, Canola …By 2022, addressable market expected: $34B  Insecticides:Novel SoA (Site-of-Action)By 2022, addressable market expected : $19B                                  Sources: Research and Markets, Markets and Markets

 Herbicides                APTH 1                APTH 13                APTH 6                APTH 3 – S1                APTH 5, 8, 14 & 15                Insecticides                APTI 2,3                AG 15306  AG 15324  AG 15325  AG 8146  X 4  AG 8783     Discovery  Lead Optimization  Pre-Development  Development & Registration  APH1  Novel MoA/SoA Target (1)   X 2  Lead  Hit  Opt. Lead  Pre Dev. Comp.  AgPlenus product pipeline

   APH 1 – New MoA herbicide reached Lead stage  18  Broad-spectrum weed control at commercial dosage ratesEffective against resistant weed strains – including Palmer Amaranth  Solvent control  APH1 (0.5 kg/ha)  Glyphosate (0.75 kg/ha)  (16DAA) (Rehovot, Israel; Aug. 2020)

APH 1 - a new MoA non-selective herbicide candidate

Product Efficacy	• APH 1 displays herbicidal activity on multiple important weed species, both grasses and broad-leaves
New MoA	• APH 1 active on a new MoA – providing a solution to the rising resistance problem
Market Potential	• Relevant target crops – Cereals, Rice, Corn, Soybean, Cotton, Canola, Sugar beet • Leading relevant geographies
Safety	• APH 1 target/MoA does not exist in human – high safety potential • Molecule safety predicted using multiple computational tools
Production	• Molecule and several analogs synthesized • Ongoing efforts to reduce production costs
Product Application	• Good solubility, APH 1 active in water-based formulations • APH 1 active both in pre- and post-emergence applications


APH 1
Non-selective grass and broadleaf herbicide
agPlenus

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 New MoA Herbicide active at commercial concentrations  20

APH 1 – Product efficacy

Product Efficacy

- APH 1 displays herbicidal activity on multiple important weed species, both grasses and broad-leaves



MATCH
AMAPA
SINAL
LOLPE
PHAPA
SETVI
Solvent
Amitrol
~750 gr/Ha
APH 1
~750 gr/Ha

- Strong activity on a broad panel of target weeds
- No weed recovery from herbicide effect

LTP single dose (0.75 kg/ha), pre, TP2 (18DAA)



AMAPA
LOLPE
SETVI
Solvent
Indaziflam
APH 1

- Strong activity in pre-application on both grasses and broad leaves



APH 1
Non-selective grass and broadleaf herbicide
agPlenus

Broad activity, pre and post application

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 APH 1 is a new MoA non-selective herbicide candidateKey next milestones  22  2022-2023    APH 1Non-selective grass and broadleaf herbicide  Discovery  Lead Optimization  Target  Hit  Lead  Commercial product  Partners & Licensees  Optimized Lead  Continued Dev. & Registration

 Agenda  Company introductionBusiness modelProduct pipelineTechnologyMilestone roadmap  23

AgPlenus technology empowered by Evogene's ChemPass AI



Chemistry library
Research
Development
'Standard' crop protection pipeline – sequential screening
160,000
(random collection, undergo certain filters)
Criteria 1
Criteria 2
Criteria 3
Criteria 4
Criteria N
1 Product
5% New MoA (estimated)
Limited success & constantly increasing costs
Predictive Biology Platform addressing multiple product criteria evogene
Chem Pass AI
agPlenus
Target-based product-driven crop protection pipeline
1,000,000,000
Discovery
~10,000
Optimization
SMART library – enriched for key product attributes
1 Product
100% New & safer MoAs
Delivering needed innovation & sustainability
Increased probability of success & reduced cost

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Computational prediction of multiple product attributes


Essentiality
Synthesizability*
Diversity
Efficacy
MD simulations
Energy calculation
Toxicity
Formulation/mixes
Eco-Toxicity
E-fate*
PhysChem
Mobility
Phytotoxicity
Metabolism*
Absorbance*
Safety
Resistance
Selectivity
Novelty
Target Binding
Structure based design
Drugability
evogene
Chem Pass AI

* In-process / Planned

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From target to an optimized lead  26  PointLeadTM      Target discovery & prioritization  Hit discovery  Hit & Lead optimization    Several novel targets identified and successfully validated in-planta  Active Hits discovered and successfully validated in-planta  Hits optimized to achieve improved efficacy and target-binding

 Experimental pipeline up to ‘Lead’ stage  27

 Agenda  Company introductionBusiness modelProduct pipelineTechnologyMilestone roadmap  28

 Expected main near-term value drivers  29  New MoA Herbicide – reach an ‘Optimized Lead’ phase in the herbicide programNew MoA Herbicide – sign a strategic agreement for the development of an ‘Optimized Lead’ compound  New MoA Herbicide – reach a herbicide tolerance trait POC for a ‘Lead’ herbicide under developmentNew MoA Herbicide/SoA Insecticide - sign a licensing agreement for a leading candidate  2021  2022

 30  We are AgPlenusCreating effective, sustainable and safer crop protection products

 THANK YOU